UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K




             For Annual Reports of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934






(Mark One)
             [X] Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 1997

                                       OR

             [ ] Transition Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                 A. Full title of the plan and the address of the
                    plan, if different from that of the issuer named below:


                              THE LL&E SAVINGS PLAN
                            (Full title of the plan)

                 B. Name of  issuer  of the  securities  held
                    pursuant to the plan and the address of its principal executive office:



                   THE LOUISIANA LAND AND EXPLORATION COMPANY

                               909 Poydras Street
                                 P. O. Box 60350
                          New Orleans, Louisiana 70160

                        Financial Statements and Exhibit


                                                                            Page
                                                                          Number
(a) Financial Statements                                                  Herein

        Independent Auditors' Report ..................                       3

        Statements of Net Assets Available for Benefits -
            December 31, 1997 and 1996...................                     4

        Statement of Changes in Net Assets Available
            for Benefits - year ended December 31,
            1997.........................................                     5

        Notes to Financial Statements..................                       6

        Supplemental Schedules
            Schedule I - Line 27a - Schedule of Assets
            Held for Investment Purposes...............                      26

            Schedule II - Line 27d - Schedule of Reportable
            Transactions...............................                      27

(b) Exhibit

    Exhibit No.                     Description

         23                   Consent of KPMG Peat
                                   Marwick LLP                               29

                          INDEPENDENT AUDITORS' REPORT


The Louisiana Land and Exploration Company
Benefits Committee:


We have audited the statements of net assets available for benefits of The LL&E Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        s/ KPMG Peat Marwick LLP

                                        KPMG Peat Marwick LLP

New Orleans, Louisiana
June 5, 1998


                              THE LL&E SAVINGS PLAN
                 Statements of Net Assets Available for Benefits



                                                      December 31,
                                             -----------------------------
                                                   1997            1996
                                             ------------     ------------
ASSETS
   Cash and cash equivalents at
      cost plus accrued interest ........    $    170,077     $         47
   Company Stock ........................      54,277,481 *     45,456,396  *
   LL&E Royalty Trust Units
      of Beneficial Interest ............         200,350          201,779
   Investment in Funds
      Schwab Value Advantage ............       7,691,521 *      9,308,031  *
      Vanguard Bond Index ...............       2,448,027        2,776,207
      Vanguard Index Trust 500
        Portfolio .......................      16,371,862 *     13,263,744  *
      PBHG Growth .......................       6,662,103 *     10,654,683  *
      Janus Worldwide ...................       6,676,176 *      5,738,877  *
      Hotchkis & Wiley Balanced Income ..         466,721             --
      Strong Schafer Value ..............       3,851,881             --
   Loans to participants ................       2,126,899        3,161,633
                                             ------------     ------------

                                              100,943,098       90,561,397

LIABILITIES AND PLAN EQUITY

   Loans payable to LL&E ................            --             24,148
   Interest payable to LL&E .............            --                 48
                                             ------------     ------------

   Net assets available for benefits ....    $100,943,098     $ 90,537,201
                                             ============     ============


*Represents more than 5% of Plan assets




                              THE LL&E SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits


                                                                    Year Ended
                                                                    December 31,
                                                                        1997
                                                                  -------------
Interest and royalty income ............................          $     667,569

Dividend income ........................................              1,291,927

Interest income on loans
   to participants .....................................                200,955

Net realized gain on disposition
   of investments ......................................              1,793,721

Net unrealized appreciation
   of investments ......................................             15,310,690

Contributions
   Employer allocated ..................................              2,641,847
   Employer unallocated ................................                 24,329
   Employees ...........................................              2,599,140

Benefit payments for
   terminations and withdrawals ........................            (14,124,281)
                                                                  -------------
Change in net assets
   available for benefits ..............................             10,405,897

Net assets available for
   benefits - beginning of year ........................             90,537,201
                                                                  -------------

Net assets available for
   benefits - end of year ..............................          $ 100,943,098
                                                                  =============


                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         1.       Plan Description

                  The following description of The LL&E Savings Plan (the Plan) provides only general information. The amended and restated Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.

                  a.       General

                           The Plan is a trusteed, defined contribution plan, covering all full time employees of The Louisiana Land and Exploration Company (LL&E) and designated subsidiaries. The Plan is subject to the provisions of The Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                  b.       Investment Funds

                           A trust agreement between LL&E and Charles Schwab Trust Company (Schwab), provides for Schwab to maintain trust funds on behalf of the Plan. The trust funds are segregated into investment funds as follows.

                           o Fund A for employees' and employer's contributions which, prior to October 22, 1997, were invested primarily in Capital Stock of LL&E and subsequently are invested in Common Stock of Burlington Resources, Inc. (BR or the Company), collectively the Company Stock.

                           o Fund B for loans to participants. The notes receivable resulting from loans to participants are maintained in this fund. Benefit payments for terminations and withdrawals in this fund relate to the cancellation of loans by participants withdrawing from the Plan.

                           o Fund C contains LL&E Royalty Trust Units of Beneficial Interest. No new amounts are being invested in this fund, except that income on existing Royalty Trust Units and any repayments of loans to participants in this fund are reinvested in additional Units.

                           o Fund D for employees' contributions which are invested in the Schwab Value Advantage Money Fund, which invests in high quality short-term debt securities such as certificates of deposit, commercial paper and publicly traded bonds.

                           o Fund E for employees' contributions which are invested in the Vanguard Bond Index Total Bond Market Fund, which invests in a portfolio of fixed income securities selected to match the Lehman Brothers Aggregate Bond Index which encompasses U.S. Treasury and agency securities, corporate bonds and mortgage-backed securities, with maturities greater than one year.

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


                           o Fund F for employees' contributions which are invested in the Vanguard Index Trust 500 Portfolio, which invests in all 500 stocks in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the Index.

                           o Fund G for employees' contributions which are invested in the PBHG Growth Fund, which invests in common stocks and convertible securities of companies with market capitalization or annual revenues under $1.5 billion.

                           o Fund H for employees' contributions which are invested in the Janus Worldwide Fund, which invests in common stocks of foreign and domestic companies.

                           o Fund I for employees' contributions, beginning January 1, 1997, which are invested in the Hotchkis & Wiley Balanced Income Fund, which invests in equity securities of domestic and foreign companies, fixed-income securities and money market obligations.

                           o Fund J for employees' contributions, beginning January 1, 1997, which are invested in the Strong Schafer Value Fund, which invests in common stocks of domestic companies and other equity securities.

                           Participants in the Plan are permitted to direct the investment of their contributions to the Plan in any of Funds A, D, E, F, G, H, I or J and up to eight transfers per year between these funds are allowed on a daily basis.

                           The investment and changes therein of all funds are determined through the use of quoted market prices.

                           Realized gains or losses and unrealized appreciation or depreciation of investments are determined in accordance with Department of Labor regulations for Form 5500. The cost basis of investments are either fair market value at the beginning of the year and/or cost of current year additions, as appropriate.
                           Dispositions of investments are on a first-in, first-out basis.

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


                           The number of participants by fund at December 31, 1997 was as follows.

                                         Number of
                           Fund        Participants

                             A              555
                             B              240
                             C               62
                             D              261
                             E              231
                             F              457
                             G              405
                             H              366
                             I               43
                             J              171

                           Since, within certain limitations, investments may be made simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at December 31, 1997 numbered 555.

                  c.       Contributions and Benefits

                           1.   Non-Contributory Participation

                                    The employer contributes monthly to the Plan participants' account an amount determined in accordance with the following schedule.

                                                          Percent of Covered
                                    Credited Service         Compensation

                                    Less than 5 years             2%
                                    5 years or more               4%

                                    Non-contributory   participation  is     not
                                    dependent  on   the   eligible    employees'
                                    contributory     participation    and    all
                                    contributions are invested in Company Stock.

                           2.   Contributory Participation

                                    Employees are allowed  to  make tax-deferred
                                    contributions  to the  Plan in  the   amount
                                    of   between  2%  and  12%  of compensation.
                                    The  amount  of  tax-deferred  contributions
                                    are  limited by  federal  tax   legislation.
                                    Where tax-deferred  contributions elected by
                                    participants exceed  these limitations,  any
                                    excess   tax-deferred    contributions   are
                                    distributed  to  the affected   parties   or
                                    deferred   until  termination or retirement.

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


                                    In   addition   to   the    non-contributory
                                    participation,  the employer will contribute
                                    to the participants' account an amount based
                                    on  a  percentage   of  the  dollar   amount
                                    contributed  voluntarily,  if  any,  by  the
                                    participants.   The  additional   employer's
                                    contributions are applicable to voluntary participant contributions which are not in excess of 6% of covered compensation and are determined in accordance with the following schedule.

                                                            Percent of Voluntary
                                                            Contribution Matched
                                    Credited Service              by Employer

                                    Less than 5 years                 50%
                                    5 years or more                  100%

                                    Participants    pay    no   federal   income
                                    tax on their tax-deferred contributions,  on
                                    the  employer   contributions,   or  on  any
                                    earnings    on   their    accounts     until
                                    withdrawals or distributions are made from their accounts.

                           3.   Other Significant Provisions

                                    Participants      in    the   Plan    become
                                    fully  vested  in  their   account   balance
                                    derived from employer contributions upon the earliest to occur of the following.

                                   o   Completion of five years of service
                                   o   Attainment of age 65
                                   o Retirement pursuant to the early retirement provisions of The LL&E Pension Plan
                                   o   Death
                                   o Termination of employment by reason of a reduction in labor force
                                   o   Total disability, as defined in  the Plan
                                   o   In the  event of a  change  in   control,
                                       as defined  in  the   Plan
                                   o Under certain circumstances in the event of a change in control as defined in The LL&E Special Termination Benefit Plan in the case of certain covered employees.

                                    Participants   are   at    all  times  fully
                                    vested in their account balance derived from
                                    their  own   contributions,   including  any
                                    earnings or losses.

                                    Participants    may    elect    that     the
                                    vested  portions  of employer  and  employee
                                    contributions,  plus income or earnings,  be
                                    distributed to them in a lump sum i) as soon
                                    as  practicable   following  termination  of
                                    employment,  ii) on or  about  the  date one
                                    year after termination of employment or iii)
                                    on or about age 65. Upon termination,  other
                                    than  described  above,  nonvested  employer
                                    contributions  and earnings are forfeited by
                                    participants   and   such   amounts   reduce
                                    employer contributions under the Plan.

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


                                    Participants    in   the   Plan  may  make a
                                    qualified plan rollover  contribution  or an
                                    individual   retirement   account   rollover
                                    contribution, as defined in the Plan. The contributions may only be made if they meet the requirements of a tax-free rollover for federal income tax purposes.

                                    After-tax    contributions   to   the   Plan
                                    are no longer an option, however,  employees
                                    may still have after-tax  account  balances.
                                    Participants can withdraw all or any portion
                                    of  their  after-tax   contributions,   plus
                                    earnings.

                                    Participants    cannot      withdraw     any
                                    tax-deferred  contributions  or any earnings
                                    while  employed  at LL&E.  Participants may,
                                    as of any valuation   date,  withdraw all or
                                    any portion of their  vested account balance
                                    derived      from      matching     employer
                                    contributions,   and  earnings,  subject  to
                                    several specific rules as defined in the Plan.

                                    Participants    may    borrow     (Fund   B)
                                    from the portions of their  account  derived
                                    from employer  contributions  except ESOP's,
                                    transfers  from  the LL&E  Benefit  Plan and
                                    tax-free     rollovers,     and     employee
                                    tax-deferred  contributions,  and  earnings,
                                    subject to several specific rules as defined
                                    in the  Plan.  A  participant  may  have two
                                    loans  outstanding  at any given time but no
                                    loan(s)  from the Plan may be in  excess  of
                                    the   lesser  of   $50,000  or  50%  of  the
                                    participant's    vested   account   balance.
                                    Repayments  will  be  made  through  payroll
                                    deductions  over optional  terms from twelve
                                    to sixty months (in twelve month increments)
                                    and  may  be  prepaid  by  paying  the  full
                                    outstanding   balance.   The   annual   loan
                                    interest  rate is fixed from time to time at
                                    the prime  rate.  Loans are  secured  by the
                                    applicable   participant's   vested  account
                                    balance.

                  d.       Termination of the Plan

                           The Employer has the right under the Plan to modify the benefits provided and to terminate the Plan subject to the provisions set forth in ERISA.

         2.       Summary of Accounting Policies

                  The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results may differ from those estimates.

                  Benefits payable for terminations and withdrawals are included in Plan equity and are charged to income when paid. This accounting method differs from that required in Department of Labor Form 5500 which requires benefits payable to be accrued and charged to income in the period the liability

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


                  arises. Accordingly, net assets available for benefits as of December 31, 1997 and 1996 and changes in net assets available for benefits for the year ended December 31, 1997 differ from that reported in Form 5500 as follows.

                                                     Net Assets Available
                                                         for Benefits

                                                         December 31,
                                               ------------------------------
                                                   1997               1996
                                               -------------    -------------
                  As reported ..............   $ 100,943,098    $  90,537,201
                  Effect of accrued benefits
                    payable ................      (6,623,135)      (5,010,805)
                                               -------------    -------------
                  As reported in Form 5500 .   $  94,319,963    $  85,526,396
                                               =============    =============

                                           Changes in Net Assets
                                          Available for Benefits
                                                Year Ended

                                               December 31,
                                               ------------
                                                    1997
                  As reported ..............   $ 10,405,897
                  Effect of accrued benefits
                    payable ................     (1,612,330)
                                               ------------
                  As reported in Form 5500 .   $  8,793,567
                                               ============

         3.       Net Realized Gains on Disposition of Investments

                  The following is a summary of net realized gains on the disposition of investments for the year ended December 31, 1997.

                  Aggregate market value of Company Stock sold ...   $ 7,573,492

                  Aggregate cost basis of Company Stock sold .....     6,622,745
                                                                     -----------

                  Net realized gains on sale of Company Stock ....       950,747
                                                                     -----------

                  Aggregate market value of other investments sold    18,833,198

                  Aggregate cost basis of other investments sold .    17,990,224
                                                                     -----------

                  Net realized gains on sale of other investments        842,974
                                                                     -----------

                                                                     $ 1,793,721
                                                                     ===========

                             THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         4.       Employee Stock Ownership Plan Fund

                  In November  1987,  the  Employee  Stock  Ownership  Plan Fund
                  (ESOP) was created using funds borrowed from LL&E. To fund the ESOP I, LL&E borrowed $10.2 million (unsecured) from a bank and loaned the proceeds to the ESOP I. The ESOP I then used the proceeds to acquire 374,678 shares of LL&E Capital Stock at an average market price of $27 1/8 per share. The loan to the ESOP I was secured by LL&E's Capital Stock owned by the ESOP I and was subject to substantially the same repayment terms as LL&E's bank loan. The interest rate was fixed at 8.2%. By amendment dated November 19, 1994 to the loan agreement, LL&E's loan to ESOP I was extended to November 1997 and the interest rate was fixed at 7.4%. The ESOP I repaid the loan, with interest, from LL&E's contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP I loan proceeds. The Capital Stock of LL&E acquired by the ESOP I was initially classified as unallocated by the Plan. As principal payments were made to LL&E, shares of Capital Stock were reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $27 1/8. In May 1996, the final loan payment was made to LL&E and all shares of Capital Stock were reclassified to allocated.

                  On May 3, 1988, LL&E obtained additional financing of approximately $14 million (unsecured) from a bank and loaned the proceeds to the ESOP II. The ESOP II then used the proceeds to acquire 461,690 shares of LL&E Capital Stock at an average purchase price of $30.25 per share. The loan to the ESOP II was secured by LL&E's Capital Stock owned by the ESOP II and was subject to substantially the same repayment terms as LL&E's bank loan. The interest rate was fixed at 8.2%. By amendment dated May 31, 1995 to the loan agreement, LL&E's loan to ESOP II was extended to May 1998 and the interest rate was fixed at 6.1%. The ESOP II repaid the loan, with interest, from LL&E's contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP II loan proceeds.

                  The Capital Stock of LL&E acquired by the ESOP II was initially classified as unallocated by the Plan. As principal payments were made to LL&E, shares of Capital Stock were reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $30.25. As of December 31, 1996, all shares of Capital Stock were reclassified to allocated. The final loan payment to LL&E was made in January 1997.

         5.       Distribution of LL&E Royalty Trust Units of Beneficial
                  Interest

                  LL&E Royalty Trust Units of Beneficial Interest (the Units) were distributed by LL&E to holders of record of its Capital Stock on June 22, 1983 on the basis of one Unit for each two shares of Capital Stock owned on such date. The Units received by the Plan (Fund C) were allocated among the respective accounts of participants in proportion to the number of shares of Capital Stock in each account at the record date of the

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


                  distribution of the Units and are maintained separately. Monthly royalty income attributable to the Units are allocated to participants on the same basis and are reinvested in additional Units.

                  Participants have the right to decide when the Units allocated to their respective accounts will be sold. Participants may exercise a single election to sell all of their Units and have the proceeds reinvested in other funds of the Plan.

         6.       Federal Income Taxes

                  LL&E has received a favorable determination letter from the Internal Revenue Service dated July 25, 1995, for the Plan as restated June 1, 1994, for all amendments adopted through June 15, 1994. The determination letter was approved subject to the adoption of the First Amendment to the restated Plan, which was adopted on August 21, 1995. The letter states that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

                  The Plan has subsequently been amended. LL&E does not expect the Plan's qualifications under the provisions of 401(a) and 401(k) of the Internal Revenue Code or its federal income tax exempt status under Section 501(a) of the Internal Revenue Code to change due to the amendments since the restatement.

         7.       Fees And Expenses

                  Expenses incurred in administering the Plan are paid by the employer. Expenses in connection with investment security transactions are added to cost or deducted from the proceeds.

         8.       Other Matters

                  On October 22, 1997, LL&E was merged with and into BR. As a result, LL&E became a wholly-owned subsidiary of BR and each outstanding share of Capital Stock of LL&E, including that held by the Plan, was exchanged for 1.525 shares of Common Stock of BR. As a result of the significant number of terminations in 1998 resulting from the merger, Plan assets are expected to be reduced substantially in 1998. The Company is currently revising its benefits structure effective January 1, 1999, and has not yet determined the terms of the Plan.

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information

                  Net assets available for benefits by fund at December 31, 1997 and 1996 were as follow.

                                                          December 31, 1997
                                                        Participant Directed

                                                    FUND         FUND         FUND
                                                     A             B           C
                                               ----------   ----------   ----------
                  ASSETS
                  Cash and cash equivalents
                      at cost plus accrued
                      interest .............   $    6,584   $     --     $     --
                  Company Stock ............    2,109,395         --           --
                  LL&E Royalty Trust Units
                      of Beneficial Interest         --           --        200,350
                  Investment in Funds
                      Schwab Value Advantage         --           --           --
                      Vanguard Bond Index ..         --           --           --
                      Vanguard Index Trust
                        500 Portfolio ......         --           --           --
                      PBHG Growth ..........         --           --           --
                      Janus Worldwide ......         --           --           --
                      Hotchkis & Wiley
                        Balanced Income ....         --           --           --
                      Strong Schafer Value .         --           --           --
                  Loans to participants ....         --      2,126,899         --
                                               ----------   ----------   ----------

                  Net assets available
                      for benefits .........   $2,115,979   $2,126,899   $  200,350
                                               ==========   ==========   ==========

                  Number of shares/units
                      outstanding ..........       47,072                    40,556
                                               ==========                ==========

                  Per share/unit ...........   $   44.952                $    4.940
                                               ==========                 ==========


                                                                     (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued.

                                                           December 31, 1997
                                                          Participant Directed

                                                    FUND         FUND           FUND
                                                      D            E             F
                                               -----------   -----------   ----------
                  ASSETS
                  Cash and cash equivalents
                      at cost plus accrued
                      interest .............   $      --     $      --     $      --
                  Company Stock ............          --            --            --
                  LL&E Royalty Trust Units
                      of Beneficial Interest          --            --            --
                  Investment in Funds
                      Schwab Value Advantage     7,691,521          --            --
                      Vanguard Bond Index ..          --       2,448,027          --
                      Vanguard Index Trust
                        500 Portfolio ......          --            --      16,371,862
                      PBHG Growth ..........          --            --            --
                      Janus Worldwide ......          --            --            --
                      Hotchkis & Wiley
                        Balanced Income ....          --            --            --
                      Strong Schafer Value .          --            --            --
                  Loans to participants ....          --            --            --
                                               -----------   -----------   -----------

                  Net assets available
                      for benefits .........   $ 7,691,521   $ 2,448,027   $16,371,862
                                               ===========   ===========   ===========

                  Number of shares/units
                      outstanding ..........     7,691,521       242,619       181,768
                                               ===========   ===========   ===========

                  Per share/unit ...........   $     1.000   $    10.090   $    90.070
                                               ===========   ===========   ===========


                                                                           (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued

                                                         December 31, 1997
                                                        Participant Directed

                                                  FUND        FUND          FUND
                                                    G           H             I
                                               ----------   ----------   ----------
                  ASSETS
                  Cash and cash equivalents
                      at cost plus accrued
                      interest .............   $     --     $     --     $     --
                  Company Stock ............         --           --           --
                  LL&E Royalty Trust Units
                      of Beneficial Interest         --           --           --
                  Investment in Funds
                      Schwab Value Advantage         --           --           --
                      Vanguard Bond Index ..         --           --           --
                      Vanguard Index Trust
                        500 Portfolio ......         --           --           --
                      PBHG Growth ..........    6,662,103         --           --
                      Janus Worldwide ......         --      6,676,176         --
                      Hotchkis & Wiley
                        Balanced Income ....         --           --        466,721
                      Strong Schafer Value .         --           --           --
                  Loans to participants ....         --           --           --
                                               ----------   ----------   ----------

                  Net assets available
                      for benefits .........   $6,662,103   $6,676,176   $  466,721
                                               ==========   ==========   ==========

                  Number of shares/units
                      outstanding ..........      262,391      176,712       24,195
                                               ==========   ==========   ==========

                  Per share/unit ...........   $   25.390   $   37.780   $   19.290
                                               ==========   ==========   ==========


                                                                        (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued

                                                          December 31, 1997
                                                  Participant      Employer
                                                   Directed        Directed

                                                     FUND           FUND
                                                      J               A             TOTAL
                                                ------------   ------------   ------------
                  ASSETS
                  Cash and cash equivalents
                      at cost plus accrued
                      interest .............   $       --     $    163,493   $    170,077
                  Company Stock ............           --       52,168,086     54,277,481
                  LL&E Royalty Trust Units
                      of Beneficial Interest           --             --          200,350
                  Investment in Funds
                      Schwab Value Advantage           --             --        7,691,521
                      Vanguard Bond Index ..           --             --        2,448,027
                      Vanguard Index Trust
                        500 Portfolio ......           --             --       16,371,862
                      PBHG Growth ..........           --             --        6,662,103
                      Janus Worldwide ......           --             --        6,676,176
                      Hotchkis & Wiley
                        Balanced Income ....           --             --          466,721
                      Strong Schafer Value .      3,851,881           --        3,851,881
                  Loans to participants ....           --             --        2,126,899
                                                ------------   ------------   ------------

                  Net assets available
                      for benefits .........   $  3,851,881   $ 52,331,579   $100,943,098
                                                ============   ============   ============

                  Number of shares/units
                      outstanding ..........         60,280      1,164,141
                                                ============   ============

                  Per share/unit ...........   $     63.900   $     44.953
                                                ============   ============


                                                                               (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued

                                                             December 31, 1996
                                                            Participant Directed

                                                       FUND        FUND          FUND
                                                        A            B            C
                                                   ----------   ----------   ----------
                  ASSETS
                     Cash and cash equivalents
                         at cost plus accrued
                         interest .............   $     --     $     --     $     --
                     Company Stock ............    1,736,970         --           --
                     LL&E Royalty Trust Units
                         of Beneficial Interest         --           --        201,779
                     Investment in Funds
                         Schwab Value Advantage         --           --           --
                         Vanguard Bond Index ..         --           --           --
                         Vanguard Index Trust
                           500 Portfolio ......         --           --           --
                         PBHG Growth ..........         --           --           --
                         Janus Worldwide ......         --           --           --
                     Loans to participants ....         --      3,161,633         --
                                                   ----------   ----------   ----------

                                                   1,736,970    3,161,633      201,779

                  LIABILITIES AND PLAN EQUITY

                     Loans payable to LL&E ....         --           --           --
                     Interest payable to LL&E .         --           --           --
                                                   ----------   ----------   ----------

                     Net assets available
                         for benefits .........   $1,736,970   $3,161,633   $  201,779
                                                   ==========   ==========   ==========

                     Number of shares/units
                         outstanding ..........       32,372                    41,382
                                                   ==========                ==========

                     Per share/unit ...........   $   53.657                $    4.876
                                                   ==========                ==========


                                                                            (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued

                                                             December 31, 1996
                                                            Participant Directed

                                                      FUND         FUND         FUND
                                                        D            E           F
                                                   ----------   ----------   ----------
                  ASSETS
                     Cash and cash equivalents
                         at cost plus accrued
                         interest .............   $      --     $      --     $      --
                     Company Stock ............          --            --            --
                     LL&E Royalty Trust Units
                         of Beneficial Interest          --            --            --
                     Investment in Funds
                         Schwab Value Advantage     9,308,031          --            --
                         Vanguard Bond Index ..          --       2,776,207          --
                         Vanguard Index Trust
                           500 Portfolio ......          --            --      13,263,744
                         PBHG Growth ..........          --            --            --
                         Janus Worldwide ......          --            --            --
                     Loans to participants ....          --            --            --
                                                   -----------   -----------   -----------

                                                    9,308,031     2,776,207    13,263,744

                  LIABILITIES AND PLAN EQUITY

                     Loans payable to LL&E ....          --            --            --
                     Interest payable to LL&E .          --            --            --
                                                   -----------   -----------   -----------

                     Net assets available
                         for benefits .........   $ 9,308,031   $ 2,776,207   $13,263,744
                                                   ===========   ===========   ===========

                     Number of shares/units
                         outstanding ..........     9,308,031       282,135       191,783
                                                   ===========   ===========   ===========

                     Per share/unit ...........   $     1.000   $     9.840   $    69.160
                                                   ===========   ===========   ===========


                                                                               (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued

                                                           December 31, 1996
                                                          Participant Directed

                                                           FUND          FUND
                                                            G             H
                                                       -----------   -----------
                  ASSETS
                     Cash and cash equivalents at
                         cost plus accrued interest   $      --     $      --
                     Company Stock ................          --            --
                     LL&E Royalty Trust Units
                         of Beneficial Interest ...          --            --
                     Investment in Funds
                         Schwab Value Advantage ...          --            --
                         Vanguard Bond Index ......          --            --
                         Vanguard Index Trust
                           500 Portfolio ..........          --            --
                         PBHG Growth ..............    10,654,683          --
                         Janus Worldwide ..........          --       5,738,877
                     Loans to participants ........          --            --
                                                       -----------   -----------

                                                       10,654,683     5,738,877

                  LIABILITIES AND PLAN EQUITY

                     Loans payable to LL&E ........          --            --
                     Interest payable to LL&E .....          --            --
                                                       -----------   -----------

                     Net assets available
                         for benefits .............   $10,654,683   $ 5,738,877
                                                       ===========   ===========

                     Number of shares/units
                         outstanding ..............       405,584       170,344
                                                       ===========   ===========

                     Per share/unit ...............   $    26.270   $    33.690
                                                       ===========   ===========


                                                                     (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         9.       Fund Information, continued

                                                             December 31, 1996
                                                              Employer
                                                              Directed

                                                                FUND
                                                                 A           TOTAL
                                                           -----------   -----------
                  ASSETS
                     Cash and cash equivalents at
                         cost plus accrued interest ...   $        47   $        47
                     Company Stock ....................    43,719,426    45,456,396
                     LL&E Royalty Trust Units
                         of Beneficial Interest .......          --         201,779
                     Investment in Funds
                         Schwab Value Advantage .......          --       9,308,031
                         Vanguard Bond Index ..........          --       2,776,207
                         Vanguard Index Trust 500
                           Portfolio ..................          --      13,263,744
                         PBHG Growth ..................          --      10,654,683
                         Janus Worldwide ..............          --       5,738,877
                     Loans to participants ............          --       3,161,633
                                                           -----------   -----------

                                                            43,719,473    90,561,397

                  LIABILITIES AND PLAN EQUITY

                     Loans payable to LL&E ............        24,148        24,148
                     Interest payable to LL&E .........            48            48
                                                           -----------   -----------

                     Net assets available for benefits    $43,695,277   $90,537,201
                                                           ===========   ===========

                     Number of shares/units outstanding       815,273
                                                           ===========

                     Per share/unit ...................   $    53.596
                                                           ===========




                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         10.      Fund Information

                  Changes in net assets available for benefits by fund for the year ended December 31, 1997 were as follow.

                                                             Participant Directed

                                                      FUND           FUND           FUND
                                                       A              B              C
                                                  -----------    -----------    -----------
                  Interest and royalty
                     income .................   $      --      $      --      $    28,041

                  Dividend income ...........        13,224           --             --

                  Interest income on loans
                     to participants ........        43,086     (1,407,550)          --

                  Net realized gains
                     (losses) on disposition
                     of investments .........       181,393           --             (347)

                  Net unrealized appreciation
                     (depreciation) of
                     investments ............       446,985           --            1,174

                  Contributions
                     Employer allocated .....          --             --             --
                     Employer unallocated ...          --             --             --
                     Employees ..............        95,336           --             --

                  Benefit payments for
                     terminations and
                     withdrawals ............      (231,423)      (347,141)       (30,309)

                  Transfers between
                     funds - net ............      (169,592)       719,957             12
                                                  -----------    -----------    -----------

                  Changes in net assets
                     available for benefits .       379,009     (1,034,734)        (1,429)

                  Net assets available for
                     benefits - beginning
                     of year ................     1,736,970      3,161,633        201,779
                                                 -----------    -----------    -----------

                  Net assets available for
                     benefits - end of year .   $ 2,115,979    $ 2,126,899    $   200,350
                                                 ===========    ===========    ===========

                                                                               (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         10.      Fund Information, continued

                                                               Participant Directed

                                                      FUND            FUND             FUND
                                                       D                E               F
                                                  -----------    ------------    ------------
                  Interest and royalty
                     income .................   $    469,666    $    169,862    $       --

                  Dividend income ...........           --              --           352,759

                  Interest income on loans
                     to participants ........        184,174         118,391         501,271

                  Net realized gains
                     (losses) on disposition
                     of investments .........           --             1,310         782,698

                  Net unrealized appreciation
                     (depreciation) of
                     investments ............           --            58,625       3,262,394

                  Contributions
                     Employer allocated .....           --              --              --
                     Employer unallocated ...           --              --              --
                     Employees ..............        274,566         140,615         818,539

                  Benefit payments for
                     terminations and
                     withdrawals ............     (1,727,333)       (345,261)     (2,604,636)

                  Transfers between
                     funds - net ............       (817,583)       (471,722)         (4,907)
                                                  -----------    ------------    ------------

                  Changes in net assets
                     available for benefits .     (1,616,510)       (328,180)      3,108,118

                  Net assets available for
                     benefits - beginning
                     of year ................      9,308,031       2,776,207      13,263,744
                                                  -----------    ------------    ------------

                  Net assets available for
                     benefits - end of year .   $  7,691,521    $  2,448,027    $ 16,371,862
                                                  ===========    ============    ============

                                                                                  (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         10.      Fund Information, continued


                                                               Participant Directed

                                                       FUND           FUND           FUND
                                                        G               H              I
                                                  ------------    ------------    ------------
                  Interest and royalty
                     income .................   $       --      $       --      $       --

                  Dividend income ...........           --           459,274          39,581

                  Interest income on loans
                     to participants ........        391,051         256,339           5,533

                  Net realized gains
                     (losses) on disposition
                     of investments .........       (331,487)        310,397           7,322

                  Net unrealized appreciation
                     (depreciation) of
                     investments ............       (158,446)        452,268         (11,189)

                  Contributions
                     Employer allocated .....           --              --              --
                     Employer unallocated ...           --              --              --
                     Employees ..............        628,140         440,878          23,609

                  Benefit payments for
                     terminations and
                     withdrawals ............     (1,435,914)     (1,162,723)         (1,811)

                  Transfers between
                     funds - net ............     (3,085,924)        180,866         403,676
                                                  ------------    ------------    ------------

                  Change in net assets
                     available for benefits .     (3,992,580)        937,299         466,721

                  Net assets available for
                     benefits - beginning
                     of year ................     10,654,683       5,738,877            --
                                                  ------------    ------------    ------------

                  Net assets available for
                     benefits - end of year .   $  6,662,103    $  6,676,176    $    466,721
                                                  ============    ============    ============

                                                                                   (Continued)

                              THE LL&E SAVINGS PLAN
                          Notes to Financial Statements


         10.      Fund Information, continued


                                                     Participant       Employer
                                                       Directed        Directed

                                                        FUND             FUND
                                                          J               A              TOTAL
                                                   -------------    -------------   ------------
                  Interest and royalty
                     income .................   $        --      $        --      $     667,569

                  Dividend income ...........         118,617          308,472        1,291,927

                  Interest income on loans
                     to participants ........          79,896           28,764          200,955

                  Net realized gains
                     (losses) on disposition
                     of investments .........          73,081          769,354        1,793,721

                  Net unrealized appreciation
                     (depreciation) of
                     investments ............         297,653       10,961,226       15,130,690

                  Contributions
                     Employer allocated .....            --          2,641,847        2,641,847
                     Employer unallocated ...            --             24,329           24,329
                     Employees ..............         177,457             --          2,599,140

                  Benefit payments for
                     terminations and
                     withdrawals ............        (192,027)      (6,045,703)     (14,124,281)

                  Transfers between
                     funds - net ............       3,297,204          (51,987)            --
                                                   -------------    -------------   ------------

                  Change in net assets
                     available for benefits .       3,851,881        8,636,302       10,405,897

                  Net assets available for
                     benefits - beginning
                     of year ................            --         43,695,277       90,537,201
                                                   -------------    -------------   ------------

                  Net assets available for
                     benefits - end of year .   $   3,851,881    $  52,331,579    $ 100,943,098
                                                   =============    =============   ============

                                                                                      (Continued)

                                                                    SCHEDULE I

                              THE LL&E SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                                   December 31, 1997

                                           Number of
                                         shares, units
                                          or principal                   Current
                                              amount           Cost       value
                                         ------------  ------------   ------------
Cash and cash equivalents ...........        170,077   $    170,077   $    170,077
Company Stock .......................      1,211,213     63,078,616     54,277,481
LL&E Royalty Trust units ............         40,556        258,421        200,350
Schwab Value Advantage Fund units ...      7,691,521      7,691,521      7,691,521
Vanguard Bond Index Total Bond
     Market Fund units ..............        242,619      2,360,021      2,448,027
Vanguard Index Trust 500 Portfolio
     Fund units .....................        181,768      9,797,363     16,371,862
PBHG Growth Fund units ..............        262,391      6,070,483      6,662,103
Janus Worldwide Fund units ..........        176,712      5,426,664      6,676,176
Hotchkis & Wiley Balanced Income
     Fund units .....................         24,195        470,588        466,721
Strong Schafer Income Fund units ....         60,280      3,481,072      3,851,881
Participants' loans .................           --             --        2,126,899*
                                                       ------------   ------------

     Total Assets Held for Investment
       Purposes .....................                  $ 98,804,826   $100,943,098
                                                       ============   ============


* Participant loans bear interest between 8.25% and 8.50% and have maturities ranging from one to five years.


                                                                                                                    SCHEDULE II

                              THE LL&E SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions
               in Excess of 5% of the Current Value of Plan Assets

                          Year ended December 31, 1997

                                                                      Expenses
 Identity of                             Purchase     Selling      incurred with
party involved  Description of assets      price       price        transaction
--------------  ----------------------   ---------   ----------     ------------
Category (iii) - Series of Securities Transactions

                  Schwab Value Advantage
                    Money Fund .........             $5,536,156

                  Vanguard Index 500 ...              4,582,400

                  PBHG Growth Fund .....              5,018,047

                  Capital Stock of The
                    Louisiana Land and
                    Exploration Company               4,936,054





There were no (i), (ii), or (iv) reportable transactions during the year.

                                                                     (Continued)

                                                                  SCHEDULE II
                                                                   (Continued)
                              THE LL&E SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions
               in Excess of 5% of the Current Value of Plan Assets

                          Year Ended December 31, 1997

                                             Cost       Current Value       Net
 Identity of                                  of        of assets on       gain
party involved  Description of assets       assets     transaction date   (loss)
--------------  ----------------------    ---------    ----------------   ------
Category (iii) - Series of Securities Transactions

                Schwab Value Advantage
                  Money Fund               $ 5,536,156    $ 5,536,156   $   --

                Vanguard Index 500           3,799,738      4,582,400    782,662

                PBHG Growth Fund             5,349,578      5,018,047   (331,531)

                Capital Stock of The
                  Louisiana Land and
                  Exploration Company        4,552,924      4,936,054    383,130


